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                                                                Exhibit 13 (iii)

Addendum to Memorandum Regarding Issuance, Transfer and Redemption Procedures Pursuant to Rule 6e-3(T)(b)(12)(iii)
New England Life Insurance Company
File No. 333-46401


Under Policies marketed under the name "Zenith Executive Advantage 2000" (the "2000 Policies"), NELICO deducts a sales charge of 8% of each premium payment made during a Policy year. This charge is reduced on a current basis to 3% for each premium payment made above a Target Premium during a Policy year. For this purpose, premium payments received by NELICO during the twenty days prior to a Policy anniversary are treated as paid in the next Policy year.

If the owner of a 2000 Policy surrenders the 2000 Policy during the first two Policy years, redemption proceeds will consist of the 2000 Policy net cash value, together with the portion of any cost of insurance charge deducted by NELICO for the period beyond the date of surrender. In addition, NELICO will refund to the owner the total sales charges deducted from any premium payments made in the first Policy year (for this purpose, premiums received by NELICO prior to the twenty days immediately preceding the first Policy anniversary). This refund is available to any holder of a 2000 Policy that surrenders the 2000 Policy during the first two Policy years, on a nondiscriminatory basis.